UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of The Securities Exchange Act of 1934

(Amendment No. 1)

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☐	Soliciting Material Under Rule 14a-12

At Home Group Inc.
(Name of Registrant as Specified in Its Charter)

CAS INVESTMENT PARTNERS, LLC SOSIN MASTER, LP CSWR PARTNERS, LP SOSIN LLC CLIFFORD SOSIN
(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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PRELIMINARY COPY SUBJECT TO COMPLETION
DATED JUNE 4, 2021

CAS INVESTMENT PARTNERS, LLC

___________________, 2021

Dear Fellow At Home Group Stockholders:

The attached proxy statement and the enclosed [COLOR] proxy card are being furnished to you, the stockholders of At Home Group Inc., a Delaware corporation (“HOME”, “At Home” or the “Company”), in connection with the solicitation of proxies by CAS Investment Partners, LLC (together with its affiliates, “CAS Investment Partners”, “CAS” or “we”) to oppose the acquisition of HOME (the “Merger”) by affiliates of investment funds advised by Hellman & Friedman LLC (“Hellman & Friedman”) at the special meeting of stockholders of HOME to be held virtually on ________, 2021 (including any adjournments or postponements thereof) (the “Special Meeting”).

Pursuant to the terms and subject to the conditions of the Agreement and Plan of Merger entered into by the Company on May 6, 2021 (the “Merger Agreement”) with Ambience Parent, Inc., a Delaware corporation (“Parent”) and Ambience Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), Merger Sub will merge with and into the Company, with the Company surviving the Merger as the surviving entity and as wholly owned subsidiary of Parent. Parent and Merger Sub are affiliates of investment funds advised by Hellman & Freidman. Upon completion of the Merger, each issued and outstanding share of the Company’s common stock, par value $0.01 per share (the “Common Stock”) will be automatically cancelled and converted into the right to receive $36.00 in cash, without interest and subject to applicable withholding taxes. The approval of the Merger Agreement requires the majority of shares outstanding entitled to vote thereon in accordance with applicable law, the Second Amended and Restated Certificate of Incorporation and the Second Amended and Restated Bylaws of the Company.

We believe the Merger is ill-advised and not in the best interests of HOME stockholders. Accordingly, pursuant to the attached proxy statement, we are soliciting proxies from holders of shares of HOME’s Common Stock to vote AGAINST adopting the proposed Merger.

The Special Meeting is scheduled to be held virtually on _______, 2021, at __:__ _.m., Central Time.

We urge you to carefully consider the information contained in the attached proxy statement and then support our efforts by signing, dating and returning the enclosed [COLOR] proxy card today.

If you have already voted for management’s proposals relating to the Merger, you have every right to change your vote by signing, dating and returning a later dated proxy card.

If you have any questions or require any assistance with your vote, please contact Saratoga Proxy Consulting LLC, which is assisting us, at its address and toll-free number listed below.

Thank you for your support.

/s/ Clifford Sosin

Clifford Sosin
CAS Investment Partners, LLC

If you have any questions, require assistance in voting your [COLOR] proxy card,

or need additional copies of the CAS Investment Partners’ proxy materials,

please contact:

Stockholders call toll-free at (888) 368-0379

Email: info@saratogaproxy.com

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED JUNE 4, 2021

SPECIAL MEETING OF STOCKHOLDERS

OF

At Home Group inc.

_________________________

PROXY STATEMENT
OF
CAS INVESTMENT PARTNERS, LLC
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED [COLOR] PROXY CARD TODAY

CAS Investment Partners, LLC (“CAS Investment”), Sosin Master, LP (“Sosin Master”), CSWR Partners, LP (“CSWR” and together with Sosin Master, the “Funds”), Sosin LLC and Clifford Sosin (collectively, “CAS Investment Partners”, “CAS” or “we”) are stockholders of At Home Group Inc., a Delaware corporation (“HOME”, “At Home” or the “Company”), who beneficially own in the aggregate 11,078,735 shares of common stock, par value $0.01 per share (the “Common Stock”), of the Company.

We are writing to you in connection with the proposed acquisition of the Company (the “Merger”) by Ambience Parent, Inc. (“Parent”) and Ambience Merger Sub, Inc. (“Merger Sub”), affiliates of investment funds advised by Hellman & Friedman LLC (collectively “Hellman & Friedman” or “H&F”). In connection with the proposed Merger, Parent, Merger Sub and the Company entered into an Agreement and Plan of Merger on May 6, 2021 (the “Merger Agreement”). The Board of Directors of the Company (the “Board”) has scheduled a special meeting of stockholders for the purpose of considering and voting on certain proposals relating to the proposed Merger (including any adjournments or postponements thereof) (the “Special Meeting”). The Special Meeting is scheduled to be held virtually on _______, 2021, at __:__ _.m., Central Time.

This Proxy Statement and [COLOR] proxy card are first being mailed to the Company’s stockholders on or about _______, 2021.

Pursuant to this Proxy Statement, CAS Investment Partners is soliciting proxies from holders of Common Stock in respect of the following proposals to be considered at the Special Meeting, each as described in greater detail in the Company’s proxy statement (the “HOME Proxy Statement”) for the Special Meeting (such proposals, the “HOME Merger Proposals”)1:

1.       The Company’s proposal to approve the Merger Agreement, as it may be amended from time and time, by and between Parent, Merger Sub and the Company (the “Merger Agreement Proposal”);

2.       The Company’s proposal to approve, on an advisory (non-binding) basis, certain compensation that may be paid or become payable to the Company’s named executive officers in connection with the Merger (the “Compensation Proposal”); and

1 As of the date of this Proxy Statement, the definitive HOME Proxy Statement has not yet been filed with the SEC (as defined below).  Accordingly, certain information in this Proxy Statement, to the extent it is not yet publicly available, including the date and time of the Special Meeting and the record date for the Special Meeting, will be updated and/or supplemented after the definitive HOME Proxy Statement is filed, as necessary.

3.       The Company’s proposal to approve the adjournment of the Special Meeting, if necessary or appropriate, including to solicit additional proxies if there are insufficient votes at the time of the Special Meeting to approve the proposal to adopt the Merger Agreement (the “Adjournment Proposal”).

CAS Investment Partners strongly opposes the HOME Merger Proposals because it believes the Merger undervalues the Company and is not in the best interests of the Company’s stockholders. You should refer to the information set forth under the heading “REASONS FOR THE SOLICITATION” for a more detailed explanation of CAS Investment Partners’ rationale for opposing the HOME Merger Proposals. We believe that to maximize the value of HOME, stockholders should vote AGAINST the HOME Merger Proposals.

The Company has set the close of business on _______, 2021 as the record date for determining stockholders entitled to notice of and to vote at the Special Meeting (the “Record Date”). The mailing address of the principal executive offices of the Company is 1600 East Plano Parkway, Plano, Texas 75704. Stockholders of record at the close of business on the Record Date will be entitled to vote at the Special Meeting. According to the Company, as of the close of business on ______, 2021, there were _________ shares of Common Stock outstanding.

According to the HOME Proxy Statement, the Company has disclosed that the Special Meeting will be conducted exclusively online via live audio webcast at [           ] starting at [           ] Central Time, on [           ], 2021, or at any adjournment or postponement thereof. According to the HOME Proxy Statement, stockholders will be able to attend the Special Meeting online and vote their shares electronically at the Special Meeting by registering in advance prior to the deadline of [           ] Central Time on [           ], 2021 at [           ] and entering their control number, which is included on the proxy card that stockholders received. Because the Special Meeting is completely virtual and being conducted online via live audio webcast, Company stockholders will not be able to attend the meeting in person. Please see the “Virtual Meeting” section of this Proxy Statement for additional information.

As of the date hereof, CAS Investment Partners beneficially owns 11,078,735 shares of Common Stock. We intend to vote our shares of Common Stock AGAINST the HOME Merger Proposals.

CAS INVESTMENT PARTNERS URGES YOU TO SIGN, DATE AND RETURN THE [COLOR] PROXY CARD VOTING AGAINST THE HOME Merger Proposals.

THIS SOLICITATION IS BEING MADE BY CAS INVESTMENT PARTNERS AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE COMPANY. WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE SPECIAL MEETING OTHER THAN AS DESCRIBED HEREIN. SHOULD OTHER MATTERS, WHICH WE ARE NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE SPECIAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED [COLOR] PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY THE COMPANY’S MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE AGAINST THE HOME MERGER PROPOSALS BY SIGNING, DATING AND RETURNING THE ENCLOSED [COLOR] PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE SPECIAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE SPECIAL MEETING TO CAS INVESTMENT PARTNERS, C/O SARATOGA PROXY CONSULTING LLC, WHICH IS ASSISTING IN THIS SOLICITATION, OR TO THE SECRETARY OF THE COMPANY, OR BY VOTING VIRTUALLY AT THE SPECIAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting—This Proxy Statement and our [COLOR] proxy card are available at

[Website]

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IMPORTANT

Your vote is important, no matter how few shares of Common Stock you own. CAS Investment Partners urges you to sign, date, and return the enclosed [COLOR] proxy card today to vote AGAINST the HOME Merger Proposals.

•	If your shares of Common Stock are registered in your own name, please sign and date the enclosed [COLOR] proxy card and return it to CAS Investment Partners, c/o Saratoga Proxy Consulting LLC (“Saratoga”), in the enclosed postage-paid envelope today.
•	If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a [COLOR] voting form, are being forwarded to you by your broker or bank. As a beneficial owner, if you wish to vote, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares of Common Stock on your behalf without your instructions.
•	Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting form.
•	You may vote your shares virtually at the Special Meeting. Even if you plan to attend the Special Meeting, we recommend that you submit your [COLOR] proxy card by mail by the applicable deadline so that your vote will be counted if you later decide not to attend the Special Meeting.

If you have any questions, require assistance in voting your [COLOR] proxy card,

or need additional copies of the CAS Investment Partners’ proxy materials,

please contact:

Stockholders call toll-free at (888) 368-0379

Email: info@saratogaproxy.com

3

BACKGROUND TO THE SOLICITATION

•

CAS Investment has been invested in the Company for nearly two years, having filed its initial Schedule 13G with the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Company on August 5, 2019.

•	On May 5, 2021, Mr. Sosin reached out to the Company to discuss rumors regarding a potential transaction, however, the Company did not return his call.
•	On May 6, 2021, the Company issued a press release announcing its entry into the Merger Agreement with Hellman & Friedman.
•	Also on May 6, 2021, Mr. Sosin had a telephone conversation with Lee Bird, Chairman and CEO of the Company, Jeff Knudson, CFO, Arvind Bhatia, VP, Investor Relations and Bethany Johns, Director, Investor Relations to discuss CAS Investment’s concerns with the proposed Merger.
•	On May 11, 2021, CAS Investment delivered a letter to Hellman & Friedman (the “May 11 Letter”), with a copy to the Board, expressing CAS Investment’s belief that the Merger Agreement undervalues the Company and fails to account for improvements in the Company’s business over the past few years and future improvements yet to come. CAS Investment called on Hellman & Friedman to increase its offer in order to deliver value satisfactory to HOME stockholders.
•	On May 14, 2021, the Board delivered an email to Mr. Sosin confirming receipt of the May 11 Letter and indicating that the Board would not be able to discuss CAS Investment’s concerns regarding the Merger at this time.
•	On May 16, 2021, CAS Investment delivered a letter to the Board (the “May 16 Letter”) reiterating its belief that the transaction grossly undervalues the Company. CAS Investment also expressed disappointment that the Board effectively chose to ignore the concerns CAS Investment stated in its May 11 Letter. CAS Investment further stated in the May 16 Letter that it intends to vote against the transaction as currently structured, since it fails to account for the Company’s recent business improvements and long-term growth runway.
•	On May 17, 2021, CAS Investment issued a press release announcing its delivery of the May 16 Letter to the Board and that it intends to vote against the transaction under its current terms. The press release also contained the May 16 Letter.
•	Also on May 17, 2021, CAS Investment filed its Schedule 13D with the SEC, disclosing a 16.9% ownership position in HOME. The Schedule 13D also contained the May 16 Letter as an exhibit.
•	On May 18, 2021, CAS Investment sent the Company a books and record request, pursuant to Section 220 of the Delaware General Corporation Law, seeking to inspect certain stockholder list materials in connection with CAS Investment’s intent to oppose the Merger Agreement.
•	On May 24, 2021, CAS Investment filed its preliminary proxy statement in connection with the Special Meeting.
•	On June 2, 2021, HOME filed the HOME Proxy Statement in connection with the Special Meeting.
•	On June 2, 2021, Ms. Bhatia reached out to Mr. Sosin requesting a call with herself, Mr. Bird, Mr. Knudson, and members of the Special Committee of the Board (the “Special Committee”) to discuss HOME’s financial results for the first quarter ended May 1, 2021 and the HOME Proxy Statement.
•	On June 4, 2021, CAS Investment filed this Amendment No. 1 to the preliminary proxy statement in connection with the Special Meeting.
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REASONS FOR THE SOLICITATION

We believe the consideration offered in the Merger is grossly inadequate and significantly undervalues the Company.

We Believe the Current Merger Terms Fail to Account for the Company’s Recent Business Improvements and Long-Term Growth Runway

At Home is a great business with a bright future. We believe the proposed Merger fails to account for the improvements in At Home’s business over the past few years, future improvements yet to come, or for the Company’s long-term growth runway.

As displayed in the chart below, based on our most conservative analysis, H&F’s implied purchase price is a mere 12.9x the underlying earnings power of the current and immediately planned store base for fiscal year 2023.2 This valuation is based on the extremely conservative assumption that (i) the store base only grows to 250 (the average planned for fiscal year 2023) without any additional growth thereafter and (ii) all gains across At Home’s operations and competitive position between fiscal year 2019 and Q1 fiscal year 2022 reverse by fiscal year 2023. Under this assumption, At Home’s revenue per store will have regressed to its prior trendline ($7.5 million per store) and the Company’s adjusted EBIT margins excluding store opening expenses will have dipped back to fiscal year 2019 levels of approximately 13.1%.3

Source: Company filings

It is important to stress just how pessimistic the “revert to 2019” case is. As noted above, this case assumes the Company operates only 250 stores, does not open any additional stores, that all gains since 2019 reverse, and that there are no further improvements. Our analysis essentially writes off the Company’s long growth runway of 600+ stores and the many improvements at the Company in recent years, including the following:

•	Millions of consumers have discovered At Home based on unaided brand awareness increasing from 15% to 19% over the course of fiscal year 2021.[4]

•	The Company’s Insider Perks loyalty program, which had zero members in August 2017, grew by approximately 2.6 million to approximately 9.1 million members over the course of fiscal year 2021.[5]

•	The Company has gone from a non-existent e-commerce presence in fiscal year 2019 to a robust one that now enables customers to execute online purchases and arrange for in-store pick-up or direct delivery.[6]

•	The Company substantially improved the merchandizing of its unique offering with the introduction of EDLP+.

2 CAS analysis excludes (i) pre-opening store expenses as it is intended to consider the ongoing profit potential of the store base without giving consideration for the potential to open additional stores, (ii) interest expense given that HOME’s net debt is quite low relative to its interest costs and that by 2023 or shortly thereafter, we believe the Company could get to zero or near zero interest expense, and (iii) any elevated freight or labor costs related to the COVID-19 pandemic or otherwise, as we believe such costs are temporary in nature and not expected to continue as economic activity normalizes.

3 CAS FY 2019 adjusted EBIT excluding store opening expenses as follows: Adjusted EBITDA of $191,245 plus costs associated with new store openings of $18,656, minus stock based compensation expense of $5,530 minus depreciation and amortization $56,529 equals Adj EBIT ex preopening expense of $153,003, which divided by $1,165,899 of sales yields a 13.1% margin.

4 Company presentation.

5 Company presentation.

6 Company filings.

5

•	The Company has expanded its direct sourcing from practically no direct sourcing in fiscal 2018 to 15% at the end of fiscal 2020 to nearly 20% at the end of fiscal 2021, thereby driving hundreds of basis points of margin improvement on each item sourced directly while enhancing product quality.[7]

•	The Company’s growing store footprint and larger customer base has increased its purchasing scale and corporate leverage.

•	Many of the Company’s competitors have reduced their store footprints or permanently shuttered, including Pier 1, JC Penny and Bed Bath & Beyond.

As we believe the Board should be well aware, 12.9x underlying earnings power represents a significant discount to the broader market and most other retailers and a yawning discount to the market price for healthy, growing retailers with long runways. All of these factors have led us to a clear conclusion: this Merger was not entered into with the best interests of the Company and its stockholders in mind.

We Believe the Company’s Shares are Worth Significantly More

We believe a much more realistic valuation can be determined by assuming At Home can return to ~20% store growth in fiscal year 2023 and, as a result of keeping some of the gains from fiscal year 2021 and building upon those in the subsequent years, that the Company can achieve $8.5 million in sales per store and 14% EBIT margins (net of pre-opening expenses) by fiscal year 2027. Under this scenario and operating without financial leverage, we believe the Company’s earnings can grow to approximately $6.74 per share8 by fiscal year 2027.

We believe that by this date, the market will likely value At Home at 20x forward profits or more given its unlevered balance sheet9, the further remaining opportunity to continue expanding to 600+ stores, the potential to expand revenue per store to $10 million plus and the potential to further expand margins going forward. Considering this, we estimate that At Home’s stock would be worth more than $135 per share by the end of fiscal 2026, which is less than five years from now. Discounting this $135 back five years at the conservative rate of 13% yields a fair value of the shares of $70+ today.10

We believe At Home stockholders could do even better than this scenario and receive a substantial distribution immediately if the Company were to leverage its balance sheet as we understand H&F plans to do and use the proceeds to pay a dividend or conduct a tender offer.

Given the Merger consideration’s significant discount to At Home’s true value, we question whether the Board ran a comprehensive strategic review process to maximize value for At Home stockholders. In our view, an after the fact “go shop” does not change the fact that this transaction does appear to have been the result of a full and fair sale process.

We Do Not Believe that At Home Needs this Transaction

At Home’s model is still relatively young and far from optimized. The Company’s branded partnerships, EDLP+, BOPIS, buy online deliver from store, and buy online ship from store, are all quite new initiatives whose benefits are only just in their infancy. We believe future potential initiatives, such as offering online only drop shipped SKUs or special online only special buys to Insider Perks members, have the potential to further serve and expand At Home’s consumer base.

As At Home’s model continues to scale and optimize, we believe there is likely to be substantial economics available to reinvest into the value proposition while continuing to expand margins. We believe the future is quite bright for At Home and the long-term outcome discussed above seems quite achievable.

7 Company’s fourth quarter fiscal year 2021 conference call transcript.

8 Based on 67,293,430 fully diluted shares of Common Stock outstanding as of January 30, 2021, as disclosed in the Company’s press release filed on Form 8-K on March 23, 2021, which was the latest fully diluted outstanding share count publicly available at the time we filed our preliminary Proxy Statement.

9 While any investment has risks, including market and execution risks, we believe that this outcome is achievable given the Company’s strong consumer value proposition, unique cost structure, and management strength.

10 CAS analysis excludes interest expense given CAS Investment’s belief that it would be de-minimus as the Company can likely maintain this 20% growth rate funded entirely from retained profits.

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PROPOSAL NO. 1

MERGER AGREEMENT PROPOSAL

In connection with the Merger, you are being asked by the Company to approve the Merger Agreement Proposal. Under the Merger Agreement, and as discussed in detail in the HOME Proxy Statement, the Company is required to obtain, as a condition to the Merger, the approval of its stockholders for the Merger Agreement Proposal. Approval of the Merger Agreement Proposal requires the affirmative vote of the holders of at least a majority of all outstanding shares of Common Stock entitled to vote thereon at the Special Meeting. Pursuant to HOME’s Second Amended and Restated Bylaws (the “Bylaws”) and Second Amended and Restated Articles of Incorporation (the “Articles”), shares of Common Stock are entitled to one vote per share.

For the reasons discussed in the “Reasons for the Solicitation” section of this Proxy Statement, we oppose the proposed Merger as we believe that the Merger is not in the best interests of the Company and its stockholders. To that end, we are soliciting your proxy to vote AGAINST the Merger Agreement Proposal at the Special Meeting.

We urge you to demonstrate your opposition to the proposed Merger and to send a message to the Board that the proposed Merger is not in the best interest of HOME’s stockholders by signing, dating and returning the enclosed [COLOR] proxy card as soon as possible.

CAS INVESTMENT urges you to vote “AGAINST” THE Merger Agreement proposal ON THE ENCLOSED [COLOR] PROXY CARD and intendS to vote ITS shares “against” this proposal.

7

PROPOSAL NO. 2

COMPENSATION PROPOSAL

You are being asked by HOME to approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to the Company’s named executive officers that is based on or otherwise relates to the Merger. Accordingly, the Company is asking stockholders to vote for the following resolution:

“RESOLVED, that the compensation that may be paid or become payable to At Home’s named executive officers in connection with the merger, and the agreements or understandings pursuant to which such compensation may be paid or become payable, in each case, as disclosed pursuant to Item 402(t) of Regulation S-K in the table in the section of this proxy statement entitled “The Merger — Interests of the Company’s Directors and Executive Officers in the Merger — Quantification of Potential Payments and Benefits to the Company’s Named Executive Officers in Connection with the Merger,” including the footnotes to the table and the related narrative discussion, is hereby APPROVED.”

According to the HOME Proxy Statement, the vote on the Compensation Proposal is a vote separate and apart from the vote on the Merger Agreement Proposal. Accordingly, you may vote to adopt the Merger Agreement and vote not to approve the Compensation Proposal and vice versa. The HOME Proxy Statement further provides that because the vote on the Compensation Proposal is advisory only, it will not be binding on either the Company or Parent. Accordingly, if the Merger Agreement is adopted and the Merger is completed, the compensation will be payable, subject only to the conditions applicable thereto under the applicable compensation agreements and arrangements, regardless of the outcome of the non-binding, advisory vote of HOME’s stockholders.

CAS INVESTMENT PARTNERS urges you to vote “AGAINST” THE COMPENSATION proposal ON THE ENCLOSED [COLOR] PROXY CARD and intendS to vote ITS shares “against” this proposal.

8

PROPOSAL NO. 3

Adjournment PROPOSAL

You are being asked by HOME to approve a proposal that will give the Board authority to adjourn the Special Meeting to a later date or time if necessary or appropriate, including to solicit additional proxies in favor of the proposal to adopt the Merger Agreement if there are insufficient votes at the time of the Special Meeting to adopt the Merger Agreement.

CAS INVESTMENT PARTNERS urges you to vote “AGAINST” THE ADJOURNMENT proposal ON THE ENCLOSED [COLOR] PROXY CARD and intendS to vote ITS shares “against” this proposal.

9

Consequences of Defeating the HOME Merger Proposals

The approval of the Merger Agreement Proposal by HOME stockholders is a condition to the obligations of Parent and HOME to complete the Merger. Under specified circumstances, HOME and/or Parent may be required to reimburse the other party for the expenses it incurred in connection with the Merger Agreement. For example, the H&F Entities11 (in such capacity as “guarantors”) entered into a limited guarantee (the “limited guarantee”), pursuant to which the guarantors agreed to guarantee, severally and not jointly or jointly and severally, on the terms and conditions set forth in the limited guarantee, Parent’s obligation to pay the Parent Termination Fee (as defined below), reimburse and indemnify the Company with respect to certain expenses in connection with the Merger Agreement and pay certain other amounts, in an amount not to exceed approximately $133.6 million in the aggregate if Parent terminates the Merger Agreement because a proposal to adopt the Merger Agreement was submitted to a vote of stockholders of HOME and not approved. If the Merger Agreement Proposal is not approved by HOME stockholders, the Merger cannot be consummated and, instead, HOME will remain a public company and such shares of Common Stock will continue to be registered under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and listed and traded on the New York Stock Exchange. HOME has agreed to pay Parent (or its designee) a termination fee of approximately $77.2 million if Parent terminates the Merger Agreement following an adverse Company recommendation, the Merger Agreement is terminated because it has not been completed by the termination date, stockholder approval has not been obtained or because HOME willfully and materially breaches its non-solicitation or related covenants under the Merger Agreement, as described below and in the HOME Proxy Statement. Additionally, Parent has agreed to pay HOME approximately $128.6 (the “Parent Termination Fee”) if the Merger Agreement is terminated by the Company because the marketing period has ended and all of the conditions to the obligation of Parent to complete the Merger have been satisfied or waived.

Pursuant to the Merger Agreement, except as described in the HOME Proxy Statement, from the date of the Merger Agreement until 11:59 p.m., New York City time, on June 14, 2021(the “no-shop period”) until the earlier to occur of the termination of the Merger Agreement and the effective time, the Company must not, and must cause its subsidiaries, and must use its reasonable best efforts to cause its and their directors, officers, employees, other affiliates, investment bankers, attorneys, accountants and other advisors or representatives not to, directly or indirectly: (i) initiate or solicit, or knowingly facilitate or encourage, any inquiries, discussions or requests with respect to or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal (as defined in the HOME Proxy Statement); (ii) engage in or otherwise participate in any discussions or negotiations regarding an Acquisition Proposal or Inquiry (as defined in the HOME Proxy Statement) or that would reasonably be expected to lead to an Acquisition Proposal, or provide any access to its properties, books or records or any non-public information to any person relating to the Company or any of its subsidiaries in connection with the foregoing; (iii) enter into any other acquisition agreement, option agreement, joint venture agreement, partnership agreement, letter of intent, term sheet, Merger Agreement or similar agreement (other than an acceptable confidentiality agreement) with respect to an Acquisition Proposal; (iv) approve, endorse, declare advisable or recommend any Acquisition Proposal; (v) take any action to make the provisions of any takeover statute or any restrictive provision of any applicable anti-takeover provision in the Articles or Bylaws of the Company inapplicable to any transactions contemplated by any Acquisition Proposal; or (vi) authorize, commit to, agree or publicly propose to do any of the foregoing.

11 According to HOME’s Proxy Statement, Parent and Merger Sub were formed by (i) Hellman & Friedman Capital Partners IX, L.P. and its affiliated investment funds (collectively referred to as the “H&F Fund IX Entities” and (ii) Hellman & Friedman Capital Partners X, L.P. and its affiliated investment funds (together with the H&F Fund IX Entities as the “H&F Entities”).

10

As described in the HOME Proxy Statement, the Company has agreed to, and to cause its subsidiaries and its and its subsidiaries’ directors, officers and employees to, and to instruct its affiliates and other representatives to, on the no-shop period start date, immediately cease all solicitations, discussions and negotiations with any other persons (other than Parent and its representatives and any excluded party and its representatives) that may be ongoing with respect to an Acquisition Proposal or Inquiry and request that each such person (other than Parent and its representatives and any excluded party and its representatives) promptly return or destroy all confidential information furnished to such person by or on behalf of the Company in connection with any Acquisition Proposal or Inquiry.

As described in the HOME Proxy Statement, at any time following the no-shop period start date and prior to the time Company stockholder approval is obtained, if the Company, directly or indirectly through one or more of its representatives, receives a written, unsolicited, bona fide Acquisition Proposal that did not result from a breach of the provisions of the Merger Agreement described above, then the Company and its representatives may contact the person or group of persons making the Acquisition Proposal to clarify the terms and conditions thereof so as to determine whether it constitutes or could reasonably be expected to result in a Superior Proposal (as defined in the HOME Proxy Statement) and, if the Board (acting upon the recommendation of the Special Committee) and the Special Committee determine in good faith after consultation (1) with their financial advisor and outside legal counsel that the Acquisition Proposal constitutes, or would reasonably be expected to result in, a Superior Proposal and (2) with their outside legal counsel that failure to take the actions described below would be reasonably likely to be inconsistent with their fiduciary obligations under applicable law, then the Company and its representatives may: (a) provide information to such person or group of persons (including their respective representatives and prospective equity and debt financing sources) if the Company receives from such person or group of persons (or has received from such person or group of persons) an executed confidentiality agreement containing terms not materially less favorable to the Company than those contained in the confidentiality agreement to which Parent is subject, except that it need not contain any standstill or similar provision, provided that the Company must substantially concurrently (and in any event, within 24 hours) make available to Parent and Merger Sub any non-public information concerning the Company or its subsidiaries that is provided to any such person or group of persons and that was not previously made available to Parent or Merger Sub and (b) engage or participate in any discussions or negotiations with that person or group of persons.

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VOTING AND PROXY PROCEDURES

According to the HOME Proxy Statement, stockholders of record on the Record Date will be entitled to notice of, and to vote at, the Special Meeting. Each share of Common Stock is entitled to one vote per share. Stockholders who sell shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares of Common Stock.

Shares of Common Stock represented by properly executed [COLOR] proxy cards will be voted at the Special Meeting as marked and, in the absence of specific instructions, will be voted AGAINST the Merger Agreement Proposal, AGAINST the Compensation Proposal, and AGAINST the Adjournment Proposal, and, in the discretion of the persons named as proxies, on all other matters as may properly come before the Special Meeting.

VIRTUAL MEETING

As discussed in the HOME Proxy Statement, the Company has implemented a virtual format for the Special Meeting, which will be conducted via live webcast. You will not be able to attend the Special Meeting in person. As discussed above, you are entitled to participate in the Special Meeting only if you were a stockholder of record as of the close of business on the Record Date or hold a legal proxy for the meeting provided by your broker, bank or other nominee.

According to the HOME Proxy Statement, you may attend the special meeting virtually via the Internet at the virtual meeting website on [           ], 2021 and complete a virtual ballot, whether or not you sign and return your proxy card. If you are a stockholder of record, you will need your assigned [      ]-digit control number to vote your shares electronically at the Special Meeting. The control number can be found on the proxy card, voting instruction form, or other applicable proxy notices. You will not be able to attend the Special Meeting physically in person.

According to the HOME Proxy Statement, if you hold your shares in “street name,” you should instruct your bank, broker or other nominee how to vote your shares in accordance with the voting instruction form that you will receive from your bank, broker or other nominee. Your broker or other agent cannot vote on any of the HOME Merger Proposals, including the Merger Agreement Proposal, without your instructions.

Although the live webcast will begin at [ ] [ ].m. Central Time on [ ], 2021, we encourage you to access the meeting site prior to the start time to allow ample time to log into the meeting webcast and test your computer system.

Whether or not you plan to attend the Special Meeting, we urge you to sign, date and return the enclosed [COLOR] proxy card in the postage-paid envelope provided, or vote via the Internet or by telephone as instructed on the [COLOR] proxy card. Additional information and our proxy materials can also be found at [___]. If you have any difficulty following the registration process, please email info@saratogaproxy.com.

QUORUM; BROKER NON-VOTES; DISCRETIONARY VOTING

According to the HOME Proxy Statement, the presence by the holders of a majority of the shares of Common Stock entitled to vote on the Record Date will constitute a quorum. Proxies received but marked as abstentions will be included in the calculation of the number of shares considered to be present virtually at the Special Meeting for purposes of the quorum determination.

12

According to the HOME Proxy Statement, if you hold shares of Common Stock in “street name” through a broker, bank, or other nominee, you should refer to the proxy card or the information forwarded by such broker, bank or other nominee to see what voting options are available to you. Without your specific instruction, a broker, bank or other nominee may only vote your shares on “routine” proposals and may not vote your shares on “non-routine” matters. It is expected that the HOME Merger Proposals to be voted on at the Special Meeting are considered “non-routine” proposals which your bank, broker, or other nominee cannot vote on your behalf, resulting in a “broker non-vote.” As a result, if you hold your shares of Common Stock in “street name” and you do not provide voting instructions, your shares of Common Stock will have the same effect as a vote “against” the Merger Agreement Proposal, but shall be of no effect with respect to the Compensation Proposal and shall be of no effect with respect to the Adjournment Proposal.

VOTES REQUIRED FOR APPROVAL

Approval of the Merger Agreement Proposal: According to the HOME Proxy Statement, the affirmative vote of holders of at least a majority of all outstanding shares of Common Stock is required to approve the Merger Agreement Proposal. Pursuant to the Company’s Bylaws and Articles, each share of Common Stock is entitled to one vote per share. According to the HOME Proxy Statement, an abstention with respect to the Merger Agreement Proposal, or a failure to vote your shares of Common Stock (including a failure to instruct your broker, bank or other nominee to vote shares held on your behalf), will have the same effect as a vote “against” the approval of the Merger Agreement Proposal.

Approval of the Compensation Proposal and the Adjournment Proposal (if necessary): According to the HOME Proxy Statement, the affirmative vote of a majority of the shares of Common Stock present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon is required to approve these proposals. The Company has indicated that an abstention with respect to either proposal will have the same effect as a vote “against” these proposals. A failure to return your proxy card or otherwise vote your shares of Common Stock (including a failure of your broker, bank or other nominee to vote shares held on your behalf), will have no effect on these proposals, assuming a quorum is present.

REVOCATION OF PROXIES

Stockholders of the Company may revoke their proxies at any time prior to exercise by attending the Special Meeting and voting virtually (although attendance at the Special Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation. The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy. The revocation may be delivered either to CAS Investment Partners in care of Saratoga at the address set forth on the back cover of this Proxy Statement or to the Corporate Secretary of the Company at At Home Group Inc., 1600 East Plano Parkway, Plano, Texas 75704, or any other address provided by the Company. Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to CAS Investment Partners in care of Saratoga at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding shares of Common Stock. Additionally, Saratoga may use this information to contact stockholders who have revoked their proxies in order to solicit later dated proxies against the HOME Merger Proposals.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by CAS Investment Partners. Proxies may be solicited by mail, facsimile, telephone, Internet, in person and by advertisements.

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CAS Investment Partners has entered into an agreement with Saratoga for solicitation and advisory services in connection with this solicitation, for which Saratoga will receive a fee not to exceed $_______, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. Saratoga will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. CAS Investment Partners has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the Shares they hold of record. CAS Investment Partners will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that Saratoga will employ approximately __ persons to solicit stockholders for the Special Meeting.

The entire expense of soliciting proxies is being borne by CAS Investment Partners. Costs of this solicitation of proxies are currently estimated to be approximately $______ (including, but not limited to, fees for attorneys, solicitors and other advisors, and other costs incidental to the solicitation). CAS Investment Partners estimates that through the date hereof its expenses in connection with this solicitation are approximately $_____. CAS Investment Partners intends to seek reimbursement from the Company of all expenses it incurs in connection with this solicitation. CAS Investment Partners does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

14

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE SPECIAL MEETING

Q:	When and where is the Special Meeting?
A:	The Special Meeting will take place virtually on _______, at _______ Central Time.
Q:	Who is entitled to vote at the Special Meeting?
A:	Only holders of record of shares of Common Stock as of the close of business on _________, the Record Date for the Special Meeting, are entitled to vote at the Special Meeting. You will be entitled to one vote on each of the HOME Merger Proposals presented in this proxy statement for each share of Common Stock that you held on the Record Date.
Q.	What am I being asked to vote on at the Special Meeting?
A.	You are being asked to vote on the following three proposals:
•	to approve the Merger Agreement Proposal;
•	to approve the Compensation Proposal; and

•	to approve the Adjournment Proposal.

 No other business will be conducted at the Special Meeting.

Please see the sections entitled “Proposal 1: Merger Agreement Proposal”, “Proposal 2: Compensation Proposal” and “Proposal 3: Adjournment Proposal” for more about each of these proposals.

Q:	How should I vote on the HOME Merger Proposals?
A:	We recommend that you vote “AGAINST” the Merger Agreement Proposal, “AGAINST” the Compensation Proposal and “AGAINST” the Adjournment Proposal on the enclosed [COLOR] proxy card.
Q.	What vote is required to approve the Merger Agreement Proposal?
A.	The approval of the Merger Agreement Proposal requires the affirmative vote of holders of a majority of all outstanding shares of Common Stock entitled to vote thereon. Pursuant to the Company’s Bylaws and Articles, each holder of record of Common Stock is entitled to one vote per share. Abstentions will have the same effect as a vote “against” the approval of the Merger Agreement Proposal.
Q.	What vote is required to approve the Compensation Proposal?
A.	The approval of the Compensation Proposal requires the affirmative vote of a majority of the shares of Common Stock present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions will have the same effect as a vote “against” the approval of the Compensation Proposal.
Q.	What vote is required to approve the Adjournment Proposal (if necessary)?
A.

The approval of Adjournment Proposal, if necessary, requires the affirmative vote of a majority of the shares of Common Stock present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions will have the same effect as a vote “against” the approval of the Adjournment Proposal.

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Q.	How do I vote?
A.	Stockholder of Record. If you are a stockholder of record, you may have your shares of Common Stock voted on the matters to be presented at the Special Meeting in the following ways:
•	telephone, using the toll-free number listed on your proxy and voting instruction card;
•	internet, at the address provided on your proxy and voting instruction card; or
•	mail, please mark, sign, date, and return the enclosed [COLOR] proxy card in the accompanying prepaid reply envelope.

Beneficial Owner. If you hold shares of Common Stock in “street name” through a broker, bank or other nominee, you should follow the directions provided by it regarding how to instruct it to vote your common shares. Without those instructions, your shares of Common Stock of the Company will not be voted, which will have the same effect as voting “against” adoption of the Merger Agreement.

Q:	How important is my vote?
A:	Your vote “AGAINST” each of the Merger Agreement Proposal, Compensation Proposal and Adjournment Proposal is very important, and you are encouraged to submit a [COLOR] proxy card as soon as possible.

According to the Merger Agreement, the Merger cannot be completed unless the Merger Agreement Proposal is approved by HOME stockholders.

We urge you to demonstrate your opposition to the proposed Merger and to send a message to the Board that the proposed Merger is not in the best interest of HOME stockholders by signing, dating and returning the enclosed [COLOR] proxy card as soon as possible.

Q:	What happens if the Merger is not completed?
A:

If the Merger is not consummated for any reason, the Company’s stockholders will not receive any payment for their shares of Common Stock in connection with the Merger. Instead, HOME will remain a public company and such shares of Common Stock will continue to be registered under the Exchange Act, and listed and traded on the New York Stock Exchange. Under specified circumstances, if the Merger Agreement is terminated, HOME may be required to pay Parent a termination fee of $77.2 million (or alternatively, in other specified circumstances, approximately $38.6 million) or Parent may be required to pay HOME a termination fee in an amount equal to approximately $128.6 million. Additionally, the H&F Entities may be required to reimburse and indemnify HOME with respect to certain expenses in connection with the Merger and pay certain other amounts, in an amount not to exceed approximately $133.6 million in the aggregate.

Q:	Where can I find additional information concerning HOME and the Merger?
A:	Pursuant to Rule 14a-5(c) promulgated under the Exchange Act, we have omitted from this Proxy Statement certain disclosure required by applicable law to be included in the HOME Proxy Statement in connection with the Special Meeting, including:
•	a summary term sheet of the Merger;
•	the terms of the Merger Agreement and the Merger and related transactions;
16

•	any reports, opinions and/or appraisals received by HOME in connection with the Merger;
•	past contacts, transactions and negotiations by and among the parties to the Merger and their respective affiliates and advisors;
•	federal and state regulatory requirements that must be complied with and approvals that must be obtained in connection with the Merger;
•	the trading prices of HOME stock over time;
•	the compensation paid and payable to HOME’s directors and executive officers; and
•	appraisal rights and dissenters’ rights.

We take no responsibility for the accuracy or completeness of information contained in the HOME Proxy Statement. Except as otherwise noted herein, the information in this Proxy Statement concerning the Company has been taken from or is based upon documents and records on file with the SEC and other publicly available information.

Q.	What do I need to do now?
A.	Even if you plan to virtually attend the Special Meeting, after carefully reading and considering the information contained in this Proxy Statement, please submit your [COLOR] proxy card promptly to ensure that your shares are represented at the Special Meeting. If you hold your shares of Common Stock in your own name as the stockholder of record, please submit your proxy for your shares of Common Stock by completing, signing, dating and returning the enclosed [COLOR] proxy card in the accompanying prepaid reply envelope. If you decide to virtually attend the Special Meeting and vote your shares of Common Stock in person virtually, your vote by ballot at the Special Meeting will revoke any proxy previously submitted. If you are a beneficial owner of shares of Common Stock, please refer to the instructions provided by your bank, brokerage firm or other nominee to see which of the above choices are available to you.

We urge you to carefully consider the information contained in this Proxy Statement and then support our efforts by signing, dating, and returning the enclosed [COLOR] proxy card today to vote AGAINST the HOME Merger Proposals.

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ADDITIONAL PARTICIPANT INFORMATION

The members of CAS Investment Partners are participants in this solicitation. The principal business of the Funds is acquiring, holding and selling securities for investment purposes. CAS Investment serves as the investment manager to each of the Funds. Sosin LLC serves as the general partner to each of the Funds. Mr. Sosin serves as the managing member of CAS Investment

The address of the principal office of each of CAS Investment, Sosin Master, CSWR, Sosin LLC and Clifford Sossin is 135 E 57th Street, Suite 18-108, New York, NY 10022.

As of the date hereof, Sosin Master directly beneficially owned 7,903,174 shares of Common Stock. As of the date hereof, CSWR directly beneficially owned 3,175,561 shares of Common Stock. CAS Investment, as the investment manager of Sosin Master and CSWR, may be deemed the beneficial owner of the (i) 7,903,174 shares of Common Stock owned by Sosin Master and (ii) 3,175,561 shares of Common Stock owned by CSWR. Sosin LLC, as the general partner of Sosin Master and CSWR, may be deemed the beneficial owner of the (i) 7,903,174 shares of Common Stock owned by Sosin Master and (ii) 3,175,561 shares of Common Stock owned CSWR. Mr. Sosin, as the managing member of CAS Investment, may be deemed the beneficial owner of the (i) 7,903,174 shares of Common Stock owned by Sosin Master and (ii) 3,175,561 shares of Common Stock owned by CSWR.

The shares of Common Stock purchased by each of Sosin Partners LP, Sosin Master and CSWR were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule I.

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no participant in this solicitation or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise, in any matter to be acted on at the Special Meeting.

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There are no material proceedings to which any participant in this solicitation or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

FUTURE STOCKHOLDER PROPOSALS

According to the HOME Proxy Statement, if the Merger is completed, HOME does not expect to hold its annual meeting of stockholders in 2022 (the “2022 Annual Meeting”). If the Merger is not completed, you will continue to be entitled to attend and participate in the 2022 Annual Meeting. HOME will hold the 2022 Annual Meeting only if the Merger has not already been completed.

According to the HOME Proxy Statement, any proposal that a stockholder wishes to include in proxy materials for the 2022 Annual Meeting pursuant to Rule 14a-8 under the Exchange Act must be received by January 4, 2022. However, if the date of the 2022 Annual Meeting is changed by more than 30 days from the date of the previous year’s meeting, then the deadline is a reasonable time before the Company prints its proxy materials and must be submitted in compliance with the rule. Proposals should be mailed to: At Home Group Inc., Attention: General Counsel and Corporate Secretary, 1600 East Plano Parkway, Plano, Texas 75074.

In addition, according to the HOME Proxy Statement, any stockholder proposal of other business intended to be presented for consideration at the 2022 Annual Meeting (but that will not be included in the Company’s proxy materials for such meeting pursuant to Rule 14a-8 of the Exchange Act), must be received by the Company in a timely manner and otherwise in accordance with the Company’s Bylaws, no earlier than February 16, 2022 and no later than March 18, 2022, being, respectively, not less than ninety (90) days nor more than one hundred and twenty (120) days prior to the first anniversary of the date of the 2021 annual meeting of stockholders. Notice of director nominations and stockholder proposals must be mailed to: At Home Group Inc., Attention: General Counsel and Corporate Secretary, 1600 East Plano Parkway, Plano, Texas 75074.

Any proposal that a stockholder wishes to propose for consideration at the 2022 Annual Meeting, but does not seek to include in HOME’s proxy statement under applicable SEC rules, must be submitted in accordance with the Bylaws. Any such proposal must be an appropriate subject for stockholder action under applicable law and must otherwise comply with the Bylaws.

The information set forth above regarding the procedures for submitting stockholder proposals for consideration at the 2022 Annual Meeting is based on information contained in the HOME Proxy Statement. The incorporation of this information in this Proxy Statement should not be construed as an admission by CAS Investment Partners that such procedures are legal, valid or binding.

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OTHER MATTERS AND ADDITIONAL INFORMATION

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of this Proxy Statement may have been sent to multiple stockholders in your household. CAS Investment Partners will promptly deliver a separate copy of the document to you if you write to our proxy solicitor, Saratoga Proxy Consulting LLC, at the following address or phone number: 520 8th Avenue, 14th Floor, New York, New York 10018, or call toll free at (888) 368-0379. If you want to receive separate copies of our proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact our proxy solicitor at the above address and phone number.

CAS Investment Partners is unaware of any other matters to be considered at the Special Meeting. However, should other matters, which CAS Investment Partners is not aware of a reasonable time before this solicitation, be brought before the Special Meeting, the persons named as proxies on the enclosed [COLOR] proxy card will vote on such matters in their discretion.

CAS Investment Partners has omitted from this Proxy Statement certain disclosure required by applicable law that will be included in the HOME Proxy Statement. This disclosure includes, among other things, detailed information relating to the background, reasons for, terms and consequences of the Merger, including risk factors, financial and pro forma information, tax consequences, accounting treatment, description of business conducted by HOME, description and share price information of the HOME Stock, and interest of officers and directors of HOME in the Merger.

See Schedule II for information regarding persons who beneficially own more than 5% of the outstanding shares of Common Stock and the ownership of the shares of Common Stock by the management and directors of HOME.

The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

CAS Investment Partners, LLC

_______, 2021

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SCHEDULE I

TRANSACTIONS IN SECURITIES OF the Company
DURING THE PAST TWO YEARS

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Date of Purchase / Sale

SOSIN PARTNERS LP1

Purchase of Common Stock	57,373	07/12/2019
Purchase of Common Stock	232,186	07/15/2019
Purchase of Common Stock	135,748	07/16/2019
Purchase of Common Stock	273,169	07/17/2019
Purchase of Common Stock	130,434	07/18/2019
Purchase of Common Stock	377,867	07/19/2019
Purchase of Common Stock	335,826	07/22/2019
Purchase of Common Stock	198,428	07/23/2019
Purchase of Common Stock	402,126	07/24/2019
Purchase of Common Stock	344,155	07/25/2019
Purchase of Common Stock	270,994	07/26/2019
Purchase of Common Stock	284,637	07/29/2019
Purchase of Common Stock	217,207	07/30/2019
Purchase of Common Stock	372,787	07/31/2019
Purchase of Common Stock	660,900	08/01/2019
Purchase of Common Stock	463,242	08/02/2019
Purchase of Common Stock	273,507	08/05/2019
Purchase of Common Stock	114,706	08/07/2019
Purchase of Common Stock	75,965	08/12/2019
Purchase of Common Stock	90,276	08/13/2019
Purchase of Common Stock	124,680	08/14/2019
Purchase of Common Stock	174,220	08/15/2019
Purchase of Common Stock	104,233	08/16/2019
Purchase of Common Stock	330,684	08/19/2019
Purchase of Common Stock	288,561	08/20/2019
Purchase of Common Stock	171,261	08/21/2019
Purchase of Common Stock	716	08/22/2019
Purchase of Common Stock	35,779	08/26/2019
Purchase of Common Stock	116,361	08/27/2019
Purchase of Common Stock	85,000	09/03/2019
Purchase of Common Stock	54,028	09/04/2019
Purchase of Common Stock	145,893	09/05/2019
Purchase of Common Stock	22,527	03/16/2020
Purchase of Common Stock	292,698	03/17/2020
Disposition of Common Stock	(7,258,174)[2]	05/01/2020

I-1

SOSIN MASTER, LP

Acquisition of Common Stock	7,258,174[3]	05/01/2020
Purchase of Common Stock	200,000	01/06/2021
Purchase of Common Stock	169,993	01/07/2021
Purchase of Common Stock	275,007	01/08/2021

CSWR PARTNERS, LP

Purchase of Common Stock	12,169	07/12/2019
Purchase of Common Stock	47,826	07/15/2019
Purchase of Common Stock	27,961	07/16/2019
Purchase of Common Stock	56,267	07/17/2019
Purchase of Common Stock	26,867	07/18/2019
Purchase of Common Stock	77,833	07/19/2019
Purchase of Common Stock	69,174	07/22/2019
Purchase of Common Stock	40,872	07/23/2019
Purchase of Common Stock	82,830	07/24/2019
Purchase of Common Stock	70,889	07/25/2019
Purchase of Common Stock	55,819	07/26/2019
Purchase of Common Stock	58,630	07/29/2019
Purchase of Common Stock	44,740	07/30/2019
Purchase of Common Stock	75,705	07/31/2019
Purchase of Common Stock	134,215	08/01/2019
Purchase of Common Stock	94,074	08/02/2019
Purchase of Common Stock	55,543	08/05/2019
Purchase of Common Stock	23,294	08/07/2019
Purchase of Common Stock	15,426	08/12/2019
Purchase of Common Stock	18,333	08/13/2019
Purchase of Common Stock	25,320	08/14/2019
Purchase of Common Stock	35,380	08/15/2019
Purchase of Common Stock	21,167	08/16/2019
Purchase of Common Stock	67,155	08/19/2019
Purchase of Common Stock	58,600	08/20/2019
Purchase of Common Stock	34,779	08/21/2019
Purchase of Common Stock	145	08/22/2019
Purchase of Common Stock	7,265	08/26/2019
Purchase of Common Stock	23,630	08/27/2019
Purchase of Common Stock	10,972	09/04/2019
Purchase of Common Stock	29,385	09/05/2019
Purchase of Common Stock	270,106	10/01/2019
Purchase of Common Stock	200,000	10/02/2019
Purchase of Common Stock	140,765	03/13/2020
Purchase of Common Stock	529,545	03/13/2020
Purchase of Common Stock	407,571	03/16/2020
Purchase of Common Stock	225,309	03/17/2020

1 Sosin Partners LP no longer beneficially owns any securities of the Company as a result of an internal transfer of securities to Sosin Master, LP.

2 Represents an internal transfer of securities to Sosin Master, LP.

3 Represents an internal transfer of securities from Sosin Partners LP.

I-2

SCHEDULE II

The following table is reprinted from the proxy statement/prospectus filed by At Home Group Inc. with the Securities and Exchange Commission on [ ].

II-1

IMPORTANT

Tell your Board what you think! Your vote is important. No matter how many shares of Common Stock you own, please give CAS Investment Partners your proxy AGAINST the HOME Merger Proposals by taking three steps:

●	SIGNING the enclosed [COLOR] proxy card,
●	DATING the enclosed [COLOR] proxy card, and
●	MAILING the enclosed [COLOR] proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

You may vote your shares virtually at the Special Meeting, however, even if you plan to attend the Special Meeting virtually, we recommend that you submit your [COLOR] proxy card by mail by the applicable deadline so that your vote will still be counted if you later decide not to attend the Special Meeting. If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed [COLOR] voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact Saratoga Proxy Consulting LLC at the address set forth below.

If you have any questions, require assistance in voting your [COLOR] proxy card,

or need additional copies of the CAS Investment Partners’ proxy materials,

please contact:

Stockholders call toll-free at (888) 368-0379

Email: info@saratogaproxy.com

[COLOR] PROXY CARD

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED JUNE 4, 2021

At Home Group Inc.

SPECIAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF CAS Investment Partners, LLC AND THE OTHER PARTICPANTS IN ITS PROXY SOLICITATION

THE BOARD OF DIRECTORS OF At Home Group Inc.
IS NOT SOLICITING THIS PROXY

P     R     O     X     Y

The undersigned appoints Clifford Sosin and John Ferguson and each of them, attorneys and agents with full power of substitution to vote all shares of common stock, par value $0.01 per share (the “Common Stock”) of At Home Group Inc. (the “Company”) which the undersigned would be entitled to vote if personally present at the Special Meeting of the stockholders of the Company scheduled to be held virtually on ________, at __________, Central Time (including any adjournments or postponements thereof) (the “Special Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the Common Stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Special Meeting that are unknown to CAS Investment Partners, LLC (“CAS Investment”) a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “AGAINST” PROPOSAL 1, “AGAINST” PROPOSAL 2 and “Against” Proposal 3.

This Proxy will be valid until the completion of the Special Meeting. This Proxy will only be valid in connection with CAS Investment’s solicitation of proxies for the Special Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

[COLOR] PROXY CARD

[X] Please mark vote as in this example

CAS INVESTMENT STRONGLY RECOMMENDS THAT STOCKHOLDERS VOTE “AGAINST” PROPOSAL 1, “AGAINST” PROPOSAL 2 and “AGAINST” PROPOSAL 3.

1.	The Company’s proposal to adopt the Agreement and Plan of Merger, dated as of May 6, 2021 (as amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among the Company, Ambience Parent, Inc. (“Parent”), a Delaware corporation and Ambience Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent.
☐	FOR	☐	AGAINST	☐	ABSTAIN

2.	The Company’s proposal to approve, on an advisory (non-binding) basis, certain compensation that may be paid or become payable to the Company’s named executive officers in connection with the Merger.
☐	FOR	☐	AGAINST	☐	ABSTAIN

3.

The Company’s proposal to approve the adjournment of the Special Meeting, if necessary or appropriate, including to solicit additional proxies if there are insufficient votes at the time of the Special Meeting to approve the proposal to adopt the Merger Agreement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

DATED: ____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.